Exhibit 99.33

Millennial Esports Effects Share Consolidation

TORONTO, June 05, 2019 — Millennial Esports Corp. (TSX-V:GAME) (OTC:MLLLF) (the “Company”) today announces implementation of the consolidation of its share capital on a 1 for 15 basis, consolidating its 165,094,518 currently outstanding common shares to 11,006,301 common shares (the “Consolidation”). Shareholder authorization to effect the share consolidation was approved at the Company’s special meeting held on May 11, 2018. In accordance with the constating documents of the Company and the aforementioned shareholder approval, the board of directors of the Company passed a resolution authorizing the Consolidation.

The Company’s common shares will continue to be traded on the TSX Venture Exchange (the “Exchange”) under the symbol “GAME” on a post-consolidation basis and under a new CUSIP number – 60041L306 / ISIN number – CA60041L3065.

The Company’s common shares are scheduled to begin trading on a post-consolidation basis on the Exchange at market open on June 10, 2019. A letter of transmittal will be mailed to all registered shareholders with instructions on how to exchange existing share certificate(s) for new share certificate(s). Additional copies of the letter of transmittal can be obtained through Computershare Investor Services Inc. or shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR profile at www.sedar.com. Until surrendered, each certificate formerly representing common shares of the Company will be deemed for all purposes to represent the number of common shares to which the holder thereof is entitled as a result of the Consolidation.

No fractional shares will be issued as a result of the Consolidation. Shareholders who would otherwise be entitled to receive a fraction of a common share will be rounded down to the nearest whole number of common shares and no cash consideration will be paid in respect of fractional shares.

Further details with respect to the Consolidation are contained in the Company’s management information circular dated April 6, 2018, a copy of which is available on SEDAR at www.sedar.com.

The exercise price and number of common shares of the Company issuable upon the exercise of any outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Consolidation.

The Company does not intend to change its name or seek a new stock trading symbol from the Exchange in connection with the Consolidation.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP – including World’s Fastest Gamer – MEC is uniquely positioned to deliver on its vision to fuse esports and professional motorsport through new platforms.

Investor Contacts:

Stephen Shoemaker	Manish Grigo
CEO	Investor Relations
424-256-8570	416.569.3292
steve.shoemaker@millennialesports.com	manish.grigo@millennialesports.com

Media Contact:

Gavin Davidson

Media Relations

416.524.5479

gavin.davidson@gmail.com

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward- looking information can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy.

By their nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this press release. Such factors include, but are not limited to: investing in target companies or projects which have limited or no operating history; limited operating history; reliance on management; requirements for additional financing; and competition. Additional risk factors can also be found in the Company’s current MD&A and annual information form, both of which have been filed on SEDAR and can be accessed at www.sedar.com.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.